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As filed with the Securities and Exchange Commission on September 28, 2004

Registration No. 333-100385

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 3

Gladstone Capital Corporation
(Exact name of registrant as specified in its charter)

Maryland (State of Incorporation)	54-2040781 (I.R.S. Employer Identification No.)

1616 Anderson Road, Suite 208
McLean, Virginia 22102
(703) 286-7000
(Address and telephone number, including area code, of principal executive offices)

David Gladstone
Chairman and Chief Executive Officer
Gladstone Capital Corporation
1616 Anderson Road, Suite 208
McLean, Virginia 22102
(Name and address of agent for service)

Copies of information to:
Thomas R. Salley, Esq.
Darren K. DeStefano, Esq.
Cooley Godward LLP
One Freedom Square
Reston Town Center
11951 Freedom Drive
Reston, Virginia 20190
(703) 456-8000

Approximate Date of Proposed Public Offering: From time to time after the effective date of the Registration Statement.

        If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

        This filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933.

Explanatory Note

This Post-Effective Amendment consists of the following:

  1.
  Facing Sheet of the Registration Statement.

  2.
  Part C of the Registration Statement (including signature page).

  3.
  Exhibits h and 1.2, filed pursuant to Item 24 of the Registration Statement.

Parts A and B of the Registrant's Post-effective Amendment No. 2 to Registration Statement on Form N-2 (No. 333-100385), filed on July 15, 2004, are incorporated by reference herein and this Post-Effective Amendment is being filed for the sole purpose of filing two exhibits, and incorporating by reference one additional exhibit, to this Registration Statement on Form N-2.

PART C
OTHER INFORMATION

Item 24. Financial Statements and Exhibits

1. Financial Statements

        The following financial statements of Gladstone Capital Corporation (the "Company" or the "Registrant") are included in the registration statement in "Part A: Information Required in a Prospectus":

Audited Consolidated Financial Statements
Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of September 30, 2003 and September 30, 2002
Consolidated Schedule of Investments as of September 30, 2003
Consolidated Schedule of Investments as of September 30, 2002
Consolidated Statements of Operations for the years ended September 30, 2003 and September 30, 2002 and the period from May 30, 2001 (inception) through September 30, 2001
Consolidated Statements of Stockholders Equity for the years ended September 30, 2003 and September 30, 2002 and the period from May 30, 2001 (inception) through September 30, 2001
Consolidated Statements of Cash Flows for the years ended September 30, 2003 and September 30, 2002 and the period from May 30, 2001 (inception) through September 30, 2001
Notes to Financial Statements
Unaudited Consolidated Financial Statements
Consolidated Balance Sheets as of March 31, 2004 and September 30, 2003 (audited)
Schedules of Investments as of March 31, 2004 and September 30, 2003 (audited)
Consolidated Statements of Operations for the six months ended March 31, 2004 and March 31, 2003
Consolidated Statements of Operations for the three months ended March 31, 2004 and March 31, 2003
Consolidated Statements of Stockholders Equity for the six months ended March 31, 2004 and March 31, 2003
Consolidated Statements of Cash Flows for the six months ended March 31, 2004 and March 31, 2003
Financial Highlights for the three and six months ended March 31, 2004 and March 31, 2003
Notes to Financial Statements

2. Exhibits

Exhibit Number	Description
a.1 (1)	Articles of Incorporation.
a.2 (1)	Articles of Amendment and Restatement of the Articles of Incorporation.
b.1 (1)	Bylaws.
b.2 (5)	Amendment to Bylaws.
c	Not applicable.
d.1 (1)	Form of Direct Registration Transaction Advice for the Company's common stock, par value $0.001 per share, the rights of holders of which are defined in Exhibits a and b.
d.2 (1)	Specimen Stock Certificate.

d.3+	Form of indenture.
e (1)	Dividend Reinvestment Plan.
f	Not applicable.
g	Not applicable.
h*	Underwriting Agreement dated as of September 27, 2004.
i.1 (1)	Amended and Restated 2001 Equity Incentive Plan.
i.2 (1)	Form of Stock Option Agreement.
i.3 (1)	First Amendment to Amended and Restated 2001 Equity Incentive Plan.
i.4 (1)	Form of Early Exercise Stock Purchase Agreement.
i.5+	Second Amendment to Amended and Restated 2001 Equity Incentive Plan.
i.6+	Third Amendment to Amended and Restated 2001 Equity Incentive Plan.
j (1)	Custody Agreement with First Union National Bank with respect to safekeeping.
k.1 (1)	Stock Transfer Agency Agreement between the Company and the Bank of New York.
k.2 (1)	Employment Agreement dated June 25, 2001 between the Company and David Gladstone.
k.3 (1)	Employment Agreement dated July 23, 2001 between the Company and Terry Lee Brubaker.
k.4 (1)	Amendment to Employment Agreement dated August 8, 2001, between the Company and David Gladstone.
k.5+	Employment Agreement dated September 12, 2002 between the Company and George Stelljes III.
k.6 (2)	Promissory Note of David Gladstone in favor of the Company, dated August 23, 2001.
k.7 (2)	Promissory Note of Terry Brubaker in favor of the Company, dated August 23, 2001.
k.8 (2)	Promissory Note of Harry Brill in favor of the Company, dated August 23, 2001.
k.9+	Facility Service License, dated August 1, 2002, between the Company and Teqcorner, LLC.
k.10 (3)	Credit Agreement dated as of May 19, 2003 between Gladstone Business Loan LLC and CIBC World Markets Corporation.
k.11 (4)	Amendment No. 1 to Credit Agreement dated as of September 17, 2003.
k.12 (6)	Amendment No. 2 to Credit Agreement dated as of February 6, 2004.
k.13 (4)	Facility License Agreement, dated November 1, 2003, between the Company and Teqcorner LLC.
k.14+	Second Amendment to Employment Agreement dated July 15, 2003 between the Company and David Gladstone.
k.15+	Amendment to Employment Agreement dated July 15, 2003 between the Company and Terry Lee Brubaker.
k.16+	Amendment to Employment Agreement dated July 15, 2003 between the Company and George Stelljes III.
k.17+	Third Amendment to Employment Agreement dated April 22, 2004 between the Company and David Gladstone.
k.18+	Second Amendment to Employment Agreement dated May 6, 2004 between the Company and Terry Lee Brubaker.
k.19+	Second Amendment to Employment Agreement dated May 6, 2004 between the Company and George Stelljes III.
k.20+	Loan Agreement dated as of June 22, 2004 between the Company and Branch Banking and Trust Company.
k.21 (7)	Amendment No. 3 to Credit Agreement dated as of May 28, 2004.
l+	Opinion of Cooley Godward LLP.
1.2*	Opinion of Cooley Godward LLP.
m	Not applicable.
n.1+	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
n.2+	Consent of Ernst & Young LLP, independent registered public accounting firm.

n.3+	Consent of Cooley Godward LLP (included in Exhibit l).
n.4*	Consent of Cooley Godward LLP (included in Exhibit 1.2).
o	Not applicable.
p (1)	Subscription Agreement dated May 30, 2001.
q	Not applicable.
r+	Code of Ethics.
s+	Powers of Attorney.

(1)
Previously filed and incorporated by reference from the Registrant's Registration Statement on Form N-2 (333-63700).

(2)
Previously filed and incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed October 4, 2001.

(3)
Previously filed and incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed August 14, 2003.

(4)
Previously filed and incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended September 30, 2003, filed December 11, 2003.

(5)
Previously filed and incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003, filed February 17, 2004.

(6)
Previously filed and incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed May 13, 2004.

(7)
Previously filed and incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed August 10, 2004.

+
Previously filed as an exhibit to this registration statement.
*
Filed herewith.

Item 25. Marketing Arrangements

        The information contained under the heading "Plan of Distribution" on page 83 of the prospectus is incorporated herein by reference, and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 26. Other Expenses of Issuance and Distribution

Commission registration fee	$6,900
Nasdaq National Market Additional Listing Fee*	22,500
Accounting fees and expenses*	25,000
Legal fees and expenses*	250,000
Printing and engraving*	50,000
Miscellaneous fees and expenses*	10,000

Total	$364,400

*
Estimated for filing purposes.

        All of the expenses set forth above shall be borne by the Company.

Item 27. Persons Controlled By or Under Common Control

        The Company has two wholly-owned subsidiaries: Gladstone Capital Advisers, Inc., a Delaware corporation ("Advisers") (formerly known as Gladstone Advisers, Inc., a Virginia corporation) and Gladstone Business Loan LLC, a Delaware limited liability company ("Gladstone Business Loan"). The Company owns 100% of the voting securities of Advisers and Gladstone Business Loan. Advisers and Gladstone Business Loan are consolidated with the Company for financial reporting purposes.

Item 28. Number of Holders of Securities

        The following table sets forth the approximate number of record holders of the Company's common stock at June 30, 2004.

Title of Class	Number of Record Holders
Common stock, $0.001 par value per share	77

Item 29. Indemnification

        The Annotated Code of Maryland, Corporations and Associations (the "Maryland Law"), Section 2-418 provides that a Maryland corporation may indemnify any director of the corporation and any person who, while a director of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, made a party to any proceeding by reason of service in that capacity unless it is established that the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or the director actually received an improper personal benefit in money, property or services; or, in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding, but if the proceeding was one by or in the right of the corporation, indemnification may not be made in respect of any proceeding in which the director shall have been adjudged to be liable to the corporation. Such indemnification may not be made unless authorized for a specific proceeding after a determination has been made, in the manner prescribed by the law, that indemnification is permissible in the circumstances because the director has met the applicable standard of conduct. On the other hand, the director must be indemnified for expenses if he or she has been successful in the defense of the proceeding or as otherwise ordered by a court. The law also prescribes the circumstances under which the corporation may advance expenses to, or obtain insurance or similar cover for, directors. The law also provides for comparable indemnification for corporate officers and agents.

        The Articles of Incorporation of the Company provide that its directors and officers shall, and its agents in the discretion of the board of directors may, be indemnified to the fullest extent permitted from time to time by the laws of Maryland (with such power to indemnify officers and directors limited to the scope provided for in Section 2-418 as currently in force), provided, however, that such indemnification is limited by the Investment Company Act of 1940 or by any valid rule, regulation or order of the Securities and Exchange Commission thereunder. The Company's Bylaws provide that the Company may not indemnify any director or officer against liability to the Company or its security holders to which he or she might otherwise be subject by reason of such person's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of such disabling conduct.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described above, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the court of the issue.

        The Company carries liability insurance for the benefit of its directors and officers on a claims-made basis of up to $10,000,000, subject to a retention of up to $200,000 for certain claims.

Item 30. Business and Other Connections of Investment Adviser

        Not applicable.

Item 31. Location of Accounts and Records

        The Company maintains at its principal office physical possession of each account, book or other document required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder.

Item 32. Management Services

        Not applicable.

Item 33. Undertakings

        The Registrant hereby undertakes:

        (1)   to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of this registration statement, its net asset value declines more than ten percent from its net asset value as of the effective date of this registration statement; or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

        (2)   to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii)   to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (3)   that, for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective;

        (4)   to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

        (5)   that, for the purpose of determining any liabilities under the Securities Act of 1933, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-effective Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Fairfax, in the Commonwealth of Virginia, on the 27th day of September, 2004.

GLADSTONE CAPITAL CORPORATION
By:	/s/ DAVID GLADSTONE David Gladstone Chairman of the Board and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Post-effective Amendment has been signed by the following persons in the capacities indicated on September 27, 2004.

Signature	Title

* David Gladstone	Chairman of the Board and Chief Executive Officer (principal executive officer)
* Terry Brubaker	Vice Chairman, Chief Operating Officer and Director
* George Stelljes III	President, Chief Investment Officer and Director
* Harry Brill	Chief Financial Officer (principal financial and accounting officer)
* David A.R. Dullum	Director
* Anthony W. Parker	Director
* Michela A. English	Director
* Paul W. Adelgren	Director

* Maurice W. Coulon	Director
* John H. Outland	Director
*By:	/s/ DAVID GLADSTONE David Gladstone (attorney-in-fact)

EXHIBIT LIST

Exhibit Number	Description
a.1 (1)	Articles of Incorporation.
a.2 (1)	Articles of Amendment and Restatement of the Articles of Incorporation.
b.1 (1)	Bylaws.
b.2 (5)	Amendment to Bylaws.
c	Not applicable.
d.1 (1)	Form of Direct Registration Transaction Advice for the Company's common stock, par value $0.001 per share, the rights of holders of which are defined in Exhibits a and b.
d.2 (1)	Specimen Stock Certificate.
d.3+	Form of indenture.
e (1)	Dividend Reinvestment Plan.
f	Not applicable.
g	Not applicable.
h*	Underwriting Agreement dated as of September 27, 2004.
i.1 (1)	Amended and Restated 2001 Equity Incentive Plan.
i.2 (1)	Form of Stock Option Agreement.
i.3 (1)	First Amendment to Amended and Restated 2001 Equity Incentive Plan.
i.4 (1)	Form of Early Exercise Stock Purchase Agreement.
i.5+	Second Amendment to Amended and Restated 2001 Equity Incentive Plan.
i.6+	Third Amendment to Amended and Restated 2001 Equity Incentive Plan.
j (1)	Custody Agreement with First Union National Bank with respect to safekeeping.
k.1 (1)	Stock Transfer Agency Agreement between the Company and the Bank of New York.
k.2 (1)	Employment Agreement dated June 25, 2001 between the Company and David Gladstone.
k.3 (1)	Employment Agreement dated July 23, 2001 between the Company and Terry Lee Brubaker.
k.4 (1)	Amendment to Employment Agreement dated August 8, 2001, between the Company and David Gladstone.
k.5+	Employment Agreement dated September 12, 2002 between the Company and George Stelljes III.
k.6 (2)	Promissory Note of David Gladstone in favor of the Company, dated August 23, 2001.
k.7 (2)	Promissory Note of Terry Brubaker in favor of the Company, dated August 23, 2001.
k.8 (2)	Promissory Note of Harry Brill in favor of the Company, dated August 23, 2001.
k.9+	Facility Service License, dated August 1, 2002, between the Company and Teqcorner, LLC.
k.10 (3)	Credit Agreement dated as of May 19, 2003 between Gladstone Business Loan LLC and CIBC World Markets Corporation.
k.11 (4)	Amendment No. 1 to Credit Agreement dated as of September 17, 2003.
k.12 (6)	Amendment No. 2 to Credit Agreement dated as of February 6, 2004.
k.13 (4)	Facility License Agreement, dated November 1, 2003, between the Company and Teqcorner LLC.
k.14+	Second Amendment to Employment Agreement dated July 15, 2003 between the Company and David Gladstone.
k.15+	Amendment to Employment Agreement dated July 15, 2003 between the Company and Terry Lee Brubaker.
k.16+	Amendment to Employment Agreement dated July 15, 2003 between the Company and George Stelljes III.
k.17+	Third Amendment to Employment Agreement dated April 22, 2004 between the Company and David Gladstone.
k.18+	Second Amendment to Employment Agreement dated May 6, 2004 between the Company and Terry Lee Brubaker.
k.19+	Second Amendment to Employment Agreement dated May 6, 2004 between the Company and George Stelljes III.

k.20+	Loan Agreement dated as of June 22, 2004 between the Company and Branch Banking and Trust Company.
k.21 (7)	Amendment No. 3 to Credit Agreement dated as of May 28, 2004.
l+	Opinion of Cooley Godward LLP.
1.2*	Opinion of Cooley Godward LLP.
m	Not applicable.
n.1+	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
n.2+	Consent of Ernst & Young LLP, independent registered public accounting firm.
n.3+	Consent of Cooley Godward LLP (included in Exhibit l).
n.4*	Consent of Cooley Godward LLP (included in Exhibit 1.2).
o	Not applicable.
p (1)	Subscription Agreement dated May 30, 2001.
q	Not applicable.
r+	Code of Ethics.
s+	Powers of Attorney.

(1)
Previously filed and incorporated by reference from the Registrant's Registration Statement on Form N-2 (333-63700).

(2)
Previously filed and incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed October 4, 2001.

(3)
Previously filed and incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed August 14, 2003.

(4)
Previously filed and incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended September 30, 2003, filed December 11, 2003.

(5)
Previously filed and incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003, filed February 17, 2004.

(6)
Previously filed and incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed May 13, 2004.

(7)
Previously filed and incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed August 10, 2004.

+
Previously filed as an exhibit to this registration statement.
*
Filed herewith.

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Explanatory Note
PART C OTHER INFORMATION
SIGNATURES
EXHIBIT LIST